Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - January 2019

Mumbai, February 5, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic Sales & Export for January 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN 2018	JAN 2019	JAN 2018	JAN 2019	JAN 2018	JAN 2019
Micro	NANO	83	0	62	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	13314	11013	13353	11007	69	83
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5848	6077	5421	5649	204	88
UV2	SAFARI, HARRIER	682	1361	346	861	10	8
UV3	ARIA, HEXA	1681	513	873	309	0	5
V1	MAGIC EXPRESS	0	639	0	684	0	0
V2	ACE MAGIC, MAGIC IRIS	683	976	1817	670	29	51
N1- A1	ACE, ACE EX, ACE Zip	13685	11914	13101	12656	1056	375
N1- A2	Super ACE, TATA207, XENON, Winger DV	6156	3633	4847	3963	781	433
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	73	360	132	39	0	9
M2- A2	Winger 14 seats, SFC407, CityRide	796	265	182	449	42	6
N2- A1	SFC407, LPT407	1251	903	1959	1773	184	119
N2- A2	SFC709, LPT709	1375	1719	465	515	156	46
N2- A3	LPT9109	783	857	899	1514	302	153

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN 2018	JAN 2019	JAN 2018	JAN 2019	JAN 2018	JAN 2019
N2- A4	LPT1109	710	1002	1218	1197	377	355
M3- A2	LP709, SFC410, LP410	920	742	871	761	233	85
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	379	499	512	604	135	64
M3- C2	LPO1512, LPO1612, Starbus, Divo	472	613	579	570	219	211
N3- A1	LPT1613, LPK1616, SK1613	2317	3966	1228	1435	1016	924
N3- B1(a)	LPT2518, LPK2518	2601	3328	2570	3728	266	173
N3- B1(b)	LPT3118	6284	6597	6126	4828	15	39
N3- B2(b)	LPS3518. LPS3015, LPS3516	300	300	304	218	39	35
N3- B2(d)	LPS4018, LPS4023	996	1181	979	1042	46	7
N3- B2(e)	LPS4928	1598	548	1597	443	4	1

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.